Filed by SBC Communications Inc.
Pursuant to Rule 42b under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

"What they're saying about SBC-AT&T..."

"With AT&T's retreat, a merger wouldn't eliminate a major player in residential service, and many other rivals have emerged, so the deal wouldn't hurt consumers. When you think of AT&T as that icon and you think of everything that it used to be, it looks like "Wow, we're going back to the way it was—where it's one big company—but the environment is so utterly different from a competitive perspective that there's no way we can go back."
Boyd Peterson, analyst, Yankee Group
 Newsday, 28 Jan. 2005

"A combined company with the strengths of SBC and AT&T will be better positioned to bring advances in technology to the market, contributing to a more active and productive mature workforce. By the year 2030, 71.5 million people will be 65 or older, making up 20% of the population."
Marica Kerz, president of OASIS Institute
A national nonprofit educational organization designed to enhance the quality of life for mature adults, 31 Jan. 2005

"No big deal."
FCC Chairman Reed Hundt, Wall Street Journal, 28 Jan. 2005

"By integrating AT&T's operations, SBC has an even greater opportunity to focus on new technology and improved services, from local to international markets. This is good news for small business owners who want telecommunications services that improve their efficiency.
We look forward to a world when our choices for communication services are even greater and as seamless as possible—and actually help simplify our lives."
Terry Neese, president
Women Impacting Public Policy
The nation's largest bi-partisan women's business group and the public policy voice, 01 Feb. 2005

"Consumers would be largely unaffected by SBC's purchase."
New York Times, January 30, 2005

"SBC's purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion."
President Morton Bahr
Communications Workers of America, representing 15,000 employees at AT&T and 95,000 at SBC
31 Jan. 2005

"There are too many companies selling everything. This is good for the industry because we want the companies in it to be healthy."
Jeff Kagan, industry analyst
Austin American-Statesman
 SBC-AT&T Deal Rings up Change, 01 Feb. 2005

"What they're saying about SBC-AT&T..."

"The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.
The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand."
Edwin D. Hill, president
International Brotherhood of Electrical Workers (IBEW), 01 Feb 2005

"For consumers, the SBC-AT&T merger won't change the competitive landscape much. The amount of competition will stay basically the same. SBC will cut redundant costs, including employees, but what AT&T offered the global market is not something SBC had before."
SBC-AT&T merger a good call for both—and their CEOs,
San Antonio Express-News, 01 Feb 2005

"This is part of a growing recognition that the communication market is really converging, and increasingly companies aren't clearly identifiable as telephone companies or cable companies... Increasingly they believe they need the kind of assets to provide a full suite of services to all products or customers, and we think it's probably fairly natural that there is so me market restructuring."
FCC Chairman Michael Powell
 Bloomberg News, 27 Jan. 2005

"AT&T was and is an integral part of the commercial Internet, and remains a vital part of the infrastructure worldwide. We view such acquisitions and consolidation within the industry as a sign of vitality and growth that will be necessary if we are to see our goal of ubiquitous broadband deployment in the United States."
Dennis C. Hayes, inventor of the PC modem
Chairman, The US Internet Industry Association, 31 Jan 2005

"The combination of SBC and AT&T is a win for consumers and businesses. We will continue to get great consumer service from SBC and have the opportunity to have AT&T's expertise in the business service segment. It's a win-win for women who are consumers and business owners."
Donna Wolfersberger-Immediate Past President
National Association of Women-Owned Businesses
Greater St. Louis Chapter, 02 Feb 2005

"With its investment in DSL, SBC has been a key factor in bridging the digital divide in Latin families and communities. We know that commitment will not waver.
This merger will only enhance SBC's commitment, as it becomes a stronger company on national and international levels with AT&T's complementary portfolio. That's an important thing to do, as the telecom industry continues to change and service boundaries continue to blur. As consumers and as members of the Latin community, we look forward to working with SBC: a company built for the future."
Hector Flores
National President
League of United Latin American Citizens, 02 Feb 2005

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In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from SBC's Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC's and AT&T's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC's Web site at www.sbc.com/investor_relations.